SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        AMENDED AND RESTATED SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934


                                Xenometrix, Inc.
                         ------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                    -------------------------------------------
                         (Title of Class of Securities)

                                    984109108
                         ------------------------------
                                 (CUSIP Number)


Paramount Capital Asset Management, Inc.
c/o Lindsay A. Rosenwald, M.D.
787 Seventh Avenue
New York, NY 10019
(212) 554-4300
                                 with a copy to:

                              David R. Walner, Esq.
                    Paramount Capital Asset Management, Inc.
                               787 Seventh Avenue
New York, NY 10019
(212) 554-4372

    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                January 12, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:
                                                                       [_]

Check the following box if a fee is being paid with this Statement:
                                                                       [_]

--------------------------                       -------------------------------
CUSIP No. 984109108              13D                   Page 3 of 11 Pages
--------------------------                       -------------------------------

-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Paramount Capital Asset Management, Inc.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   [_]
                                                               (b)   [_]


-------------------------------------------------------------------------------
    3      SEC USE ONLY



-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO (see Item 3)
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     [_]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

-------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          None
                 NUMBER OF         --------------------------------------------
                  SHARES           8      SHARED VOTING POWER
               BENEFICIALLY
                 OWNED BY                 563,994
                   EACH            --------------------------------------------
                REPORTING          9      SOLE DISPOSITIVE POWER
                  PERSON
                   WITH                   None
                                   --------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          563,994
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           563,994
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                     [_]
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           16.2%
-------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           CO
-------------------------------------------------------------------------------

--------------------------                       -------------------------------
CUSIP No. 984109108              13D                   Page 4 of 11 Pages
--------------------------                       -------------------------------

-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Aries Domestic Fund, L.P.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   [_]
                                                               (b)   [_]


-------------------------------------------------------------------------------
    3      SEC USE ONLY



-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO (see Item 3)
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     [_]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

-------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          None
                 NUMBER OF         --------------------------------------------
                  SHARES           8      SHARED VOTING POWER
               BENEFICIALLY
                 OWNED BY                 192,332
                   EACH            --------------------------------------------
                REPORTING          9      SOLE DISPOSITIVE POWER
                  PERSON
                   WITH                   None
                                   --------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          194,332
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           192,332
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                     [_]
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.1%
-------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           PN
-------------------------------------------------------------------------------

--------------------------                       -------------------------------
CUSIP No. 984109108              13D                   Page 5 of 11 Pages
--------------------------                       -------------------------------

-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Aries Trust
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   [_]
                                                               (b)   [_]


-------------------------------------------------------------------------------
    3      SEC USE ONLY


-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO (see Item 3)
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     [_]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands

-------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          None
                 NUMBER OF         --------------------------------------------
                  SHARES           8      SHARED VOTING POWER
               BENEFICIALLY
                 OWNED BY                 371,662
                   EACH            --------------------------------------------
                REPORTING          9      SOLE DISPOSITIVE POWER
                  PERSON
                   WITH                   None
                                   --------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          371,662
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           371,662
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                     [_]
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           11.2%
-------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           CO
-------------------------------------------------------------------------------

--------------------------                       -------------------------------
CUSIP No. 984109108              13D                   Page 6 of 11 Pages
--------------------------                       -------------------------------

-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Lindsay A. Rosenwald, M.D.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   [_]
                                                               (b)   [_]


-------------------------------------------------------------------------------
    3      SEC USE ONLY



-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO (see Item 3)
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     [_]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

-------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          155,607**
                 NUMBER OF         --------------------------------------------
                  SHARES           8      SHARED VOTING POWER
               BENEFICIALLY
                 OWNED BY                 719,422**
                   EACH            --------------------------------------------
                REPORTING          9      SOLE DISPOSITIVE POWER
                  PERSON
                   WITH                   155,607**
                                   --------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          719,422**
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           719,422**
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                     [_]
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           20.5%**
-------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           IN
-------------------------------------------------------------------------------


----------------------------
** Includes 9,090 shares of Common Stock of the Issuer held by June Street Company, of which Dr. Rosenwald is the President and 9,090 shares of Common Stock of the Issuer held by Huntington Street Company, of which Dr. Rosenwald is the President. Includes 25,733 warrants to purchase common stock held by Paramount Capital, Inc., of which Dr. Rosenwald is the Chairman and sole shareholder. Does not include an aggregate of 65,858 shares owned by Dr. Rosenwald's wife and trusts for the benefit of his minor children, of which Dr. Rosenwald disclaims beneficial ownership.

Item 1.           Security and Issuer.

         (a)      Common Stock, $.001 par value ("Shares")

                  Xenometrix, Inc.
                  2425 North 55th Street
                  Boulder, Colorado 97224
                  303-447-1773

Item 2.           Identity and Background.

         Names of Persons Filing:

         (a) This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), The Aries Trust ("Aries Trust") and Dr. Lindsay A. Rosenwald ("Dr. Rosenwald", and collectively with the Aries Trust and Aries Domestic, the"Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

         (b) The business address of Paramount Capital, Aries Domestic and Dr. Rosenwald's is 787 Seventh Avenue, 48th Floor, New York, New York, 10019. The business address for Aries Trust is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

         (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital,/1/ a Subchapter S corporation incorporated in the State of Delaware. Paramount Capital is the General Partner of Aries Domestic,/2/ a limited partnership
--------
/1/ Please see attached Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

/2/ Please see attached Exhibit C indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.

                    incorporated   in   Delaware.   Paramount   Capital  is  the
                    Investment  Manager  to Aries  Trust,/3/  a  Cayman  Islands
                    Trust.

         (d) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)        Dr. Rosenwald is a citizen of the United States.

Item 3.             Source and Amount of Funds or Other Consideration.

                    Since the date of the last filing on October 30, 1997, on December 15, 1997 and on January 12, 1998 (each a "Draw Down Date"), Aries Domestic used its general funds to extend a line of credit (the "Line of Credit") to the Issuer in the aggregate amount of $165,000 ($82,500 on each Draw Down
                    Date) for which Aries Domestic received warrants (the "Line of Credit Warrants")to purchase an aggregate 55,000 shares of common stock, par value $.001 (the "Common Stock"), of the Issuer (27,500 shares on each Draw Down Date) at an exercise price equal to $2.14816 and on the same dates, the Aries Trust used its general funds to extend a Line of Credit to the Issuer in the aggregate amount of $335,000 ($167,500 on each Draw Down Date) for which the Aries Trust received Line of Credit Warrants to purchase an aggregate 111,666 shares of Common Stock (55,833 shares on each Draw Down Date) at an exercise price equal to $2.14816.

Item 4.             Purpose of Transaction.

                    The Reporting Parties acquired shares of Common Stock of the Issuer as an investment in the Issuer.

                  Although the Reporting Parties have not formulated any definitive plans, they may from time to time acquire, or dispose of, Common
--------
/3/ Please see attached Exhibit D indicating the investment manager of the Aries Trust and the investment manager's executive officers and direc tors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.

                    Stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Parties may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

                    Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

               (a)  As of January  12, 1998 Aries  Domestic,  Aries  Trust,  Dr.
                    Rosenwald   and   Paramount   Capital   beneficially   owned
                    securities of the Issuer as follows:

                                              Amount Owned     Percentage
                                              ------------     ----------
                           Aries Domestic     192,332 Shares         6.1%
                           Aries Trust        371,662 Shares        11.2%
                           Paramount Capital  563,994 Shares        16.2%
                           Dr. Rosenwald      719,422 Shares        20.5%

               (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Trust. Dr. Rosenwald has the sole power to vote or direct, to dispose or to direct the disposition 102,876 shares held by Dr. Rosenwald personally, 9,090 shares held by June Street Company, of which Dr. Rosenwald is the President, and 9,090 shares held by Huntington Street Corporation, of which Dr. Rosenwald is the President. Dr. Rosenwald will have the sole power to vote, direct the vote, dispose or direct the disposition of 25,733 shares of common stock of the Issuer that are issuable upon the exercise warrants held by Paramount Capital, Inc., of which Dr. Rosenwald is the Chairman and sole shareholder.

               (c) In addition to those transactions reported in a Schedule 13D filed on October 7, 1997 and a Schedule 13D Amendment, filed on October 30, 1997, on December 15, 1997 and January 12, 1998 Aries Domestic used its general funds to extend a line of credit (the "Line of Credit") to the Issuer in the aggregate amount of $165,000 ($82,500 on each Draw Down
                    Date) for which Aries Domestic received warrants (the "Line of Credit Warrants")to purchase an aggregate 55,000 shares of common stock, par value $.001 (the "Common Stock"), of the Issuer (27,500 shares on each Draw Down Date) at an exercise price equal to $2.14816 and on the same dates, the Aries Trust used its general funds to extend a Line of Credit to the Issuer in the aggregate amount of $335,000 ($167,500 on each Draw Down Date) for which the Aries Trust received Line of Credit

                    Warrants to purchase an aggregate 111,666 shares of Common Stock (55,833 shares on each Draw Down Date) at an exercise price equal to $2.14816.

                    Other than as set forth herein the Reporting Parties have not engaged in any transactions in the Common Stock of the Issuer during the past 60 days.

               (d) & (e)         Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

               Paramount Capital is the investment manager of the Aries Trust and the General Partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Paramount Capital receives certain management fees and performance allocations from the Aries Trust and Aries Domestic. Dr. Rosenwald is the sole shareholder of Paramount Capital and serves as a member of the Board of Directors of the Issuer. John
               K. A. Prendergast, Ph.D., a Managing Director of Paramount Capital Investments, LLC, an affiliate of Paramount Capital, Inc. also serves as a member of the Board of Directors of the Issuer. Except as indicated in this Schedule 13D and exhibits, there is no contract, arrangement, under standing or relationship between the Reporting Parties and any other person, with respect to any securities of the Issuer.

Item 7.        Material to be Filed as Exhibits:

Exhibit A -    Copy of an Agreement  between Dr. Rosenwald,  Paramount  Capital,
               Aries Domestic and Aries Trust to file this Statement on Schedule
               13D on behalf of each of them.

Exhibit B -    List of executive officers and directors of Paramount Capital and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C -    List of executive  officers and  directors of Aries  Domestic and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit D -    List of  executive  officers  and  directors  of Aries  Trust and information called for by Items 2-6 of this statement relating to said officers and directors.

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          PARAMOUNT CAPITAL ASSET MANAGEMENT,
                                          INC.

Dated:   January 28, 1998
         New York, NY                     By /s/Lindsay A. Rosenwald, M.D.
                                            --------------------------------
                                            Lindsay A. Rosenwald, M.D.
                                            President


                                          ARIES DOMESTIC FUND, L.P.
                                          By Paramount Capital Asset
                                          Management, Inc.
                                          General Partner

Dated:   January 28, 1998
         New York, NY                     By /s/Lindsay A. Rosenwald, M.D.
                                            --------------------------------
                                            Lindsay A. Rosenwald, M.D.
                                            President


                                           THE ARIES TRUST
                                           By Paramount Capital Asset
                                           Management, Inc.
                                           Investment Manager

Dated:   January 28, 1998
         New York, NY                     By /s/Lindsay A. Rosenwald, M.D.
                                            --------------------------------
                                            Lindsay A. Rosenwald, M.D.
                                            President


Dated:   January 28, 1998
         New York, NY                     By /s/Lindsay A. Rosenwald, M.D.
                                            --------------------------------
                                            Lindsay A. Rosenwald, M.D.
                                            President

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D



                  The undersigned hereby agrees to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Xenometrix, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.


                                          PARAMOUNT CAPITAL ASSET MANAGEMENT,
                                          INC.

Dated:   January 28, 1998
         New York, NY                     By /s/Lindsay A. Rosenwald, M.D.
                                            --------------------------------
                                            Lindsay A. Rosenwald, M.D.
                                            President


                                          ARIES DOMESTIC FUND, L.P.
                                          By Paramount Capital Asset
                                          Management, Inc.
                                          General Partner

Dated:   January 28, 1998
         New York, NY                     By /s/Lindsay A. Rosenwald, M.D.
                                            --------------------------------
                                            Lindsay A. Rosenwald, M.D.
                                            President


                                           THE ARIES TRUST
                                           By Paramount Capital Asset
                                           Management, Inc.
                                           Investment Manager

Dated:   January 28, 1998
         New York, NY                     By /s/Lindsay A. Rosenwald, M.D.
                                            --------------------------------
                                            Lindsay A. Rosenwald, M.D.
                                            President


Dated:   January 28, 1998
         New York, NY                     By /s/Lindsay A. Rosenwald, M.D.
                                            --------------------------------
                                            Lindsay A. Rosenwald, M.D.
                                            President

                                    EXHIBIT B

         The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:

                                             PRINCIPAL OCCUPATION
         NAME                                OR EMPLOYMENT
         ----                                -------------

Lindsay A. Rosenwald, M.D.                   Chairman of the Board, President of
                                             Paramount Capital Asset Management,
                                             Inc., Paramount Capital Investments
                                             LLC and Paramount Capital, Inc.

Peter Morgan Kash                            Director of Paramount Capital Asset
                                             Management,  Inc.,  Senior Managing
                                             Director, Paramount Capital, Inc.

Dr. Yuichi Iwaki                             Director  of    Paramount   Capital
                                             Asset  Management, Inc., Professor,
                                             University  of Southern  California
                                             School of Medicine


Item 2.

         During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT C

         The name and principal occupation or employment of the General Partner of Aries Domestic, which is located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, is as follows:

                                                          PRINCIPAL OCCUPATION
         NAME                                                OR EMPLOYMENT
         ----                                                -------------

Paramount Capital Asset Management, Inc.         General Partner; Investment
Manager

         Exhibit B is hereby incorporated by reference.

Item 2.

         During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT D

         The name and principal occupation or employment, which in the case of Paramount Capital Asset Management, Inc. is located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Aries Trust is as follows:

                                                    PRINCIPAL OCCUPATION
         NAME                                          OR EMPLOYMENT
         ----                                          -------------

Paramount Capital Asset Management, Inc.            Investment Manager

MeesPierson (Cayman) Limited                        Trustee
P.O. Box 2003
British American Centre
Phase 3, Dr. Roy's Drive
George Town, Grand Cayman

         Exhibit B is hereby incorporated by reference.

Item 2.

         During the five years prior to the date hereof, neither of the above persons (to the best of Aries Trust's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.